Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163339

September 6, 2011

BofI Holding Announces Increase in Public Offering of

Series B Preferred Stock to $18.0 Million

SAN DIEGO (Marketwire – September 6, 2011)—BofI Holding, Inc. (NASDAQ: BOFI), parent of Bank of Internet USA, previously announced an offering of up to 10,000 shares of 6.0% Series B Non-Cumulative Perpetual Convertible Preferred Stock with a face value of $1,000 per share, or an aggregate offering of $10.0 million before deducting placement fees and offering expenses. BofI has now determined to increase the maximum size of the series to 18,000 shares, with an aggregate face value of $18.0 million. BofI previously announced that it has received subscriptions for 8,667 shares of Series B preferred stock, and intends to offer the remaining 9,333 shares in a public offering, subject to market conditions.

The Series B preferred stock is convertible at the holder’s option into common stock at an initial conversion rate of 61.92 shares of the Company’s common stock per share of preferred stock, which is equivalent to an initial conversion price of $16.15 share.

B. Riley & Co., LLC is acting as the sole placement agent for the offering.

If the offering of the additional shares is consummated, BofI intends to use the net proceeds to support the Bank’s growth and for general working capital purposes, including to increase liquidity and provide additional regulatory capital to the Bank.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

BofI has filed a registration statement (including a prospectus) (File No. 333-163339) with the SEC for the offering to which this communication relates, and intends to file a prospectus supplement relating to this offering. Before you invest, you should read the prospectus and prospectus supplement, and other documents that BofI has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting B. Riley & Co., LLC at compliance@briley.com.

About BofI Holding, Inc. and Bank of Internet USA

BofI Holding, Inc. is the holding company for Bank of Internet USA, a nationwide savings bank that operates primarily through the Internet. With $2.0 billion in assets, The Bank provides a variety of consumer and wholesale banking services, focusing on gathering retail deposits over the Internet, and originating and purchasing single and multifamily mortgage loans, and purchasing mortgage-backed securities. BofI operates its Internet-based bank from a single location in San Diego, California. BofI Holding Inc.’s shares are listed on the Nasdaq Global Select Market under the symbol “BOFI” and are a component of the Russell 3000 Index.

Forward-Looking Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties, including statements related to BofI Holding’s public offering of preferred stock and the completion of the offering. These forward-looking statements are based upon BofI’s current expectations. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering and other risks detailed in BofI’s filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and BofI undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

Contact:

BofI Holding, Inc.

Gregory Garrabrants, CEO

858/350-6203

Gregory.Garrabrants@BankofInternet.com